Exhibit 12.1

BNSF RAILWAY COMPANY and SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions, except ratio amounts)
(Unaudited)

	Six Months Ended June 30,
	2013	2012
Earnings:
Income before income taxes	$3,055	$2,674
Add:
Interest and other fixed charges, excluding capitalized interest	35	29
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	95	99
Distributed income of investees accounted for under the equity method	3	3
Amortization of capitalized interest	1	1
Less:
Equity in earnings of investments accounted for under the equity method	5	6
Total earnings available for fixed charges	$3,184	$2,800
Fixed charges:
Interest and fixed charges	$50	$41
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	95	99
Total fixed charges	$145	$140
Ratio of earnings to fixed charges	21.96x	20.00x

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